The Chief Executive Officer of Ecopetrol S.A. (“Ecopetrol” or the “Company”) hereby summons all shareholders to the extraordinary General Shareholders’ Meeting to be held on February 5, 2026, starting at 8:00 a.m., at Ecopetrol´s main building located on Carrera 13 No. 36 - 24 in Bogota, D.C

The planned agenda for the meeting is the following:

1.	Safety guidelines
2.	Quorum verification
3.	Opening of the General Shareholders’ Meeting by the Chief Executive Officer of Ecopetrol
4.	Approval of the Agenda
5.	Appointment of the chairperson presiding over the General Shareholders’ Meeting
6.	Appointment of the commission responsible for scrutiny and counting of the votes
7.	Appointment of the commission responsible for the revision and approval of the minutes of the meeting
8.	Election of directors for the remainder of the 2025 - 2029 period

Election of directors for the remainder of the 2025 - 2029 period

The meeting will be held in person and is also expected to be broadcast live via streaming on Ecopetrol's website.

The voting process is expected to be conducted electronically. Shareholders are requested to attend the meeting with their smart mobile devices. If any shareholder does not have access to a device with the technical requirements required, the Company has provided an alternate mechanism for Shareholders to exercise their right to vote.

Shareholders who cannot attend the meeting may be represented by power-of-attorney duly granted in writing to a trusted legal representative, who must meet the requirements established in Article 184 of the Commercial Code of Colombia. Power of attorney templates in Spanish and English can be downloaded from the website at www.ecopetrol.com.co/asamblea-ext2026.eng

For the legal representation of the shareholders, Legal Circular 006 of 2025 regarding the illegal, unauthorized and unsafe practices of securities issuers shall be observed.

Except in cases of legal representation via proxy, Ecopetrol managers and employees may not represent shares other than their own while they are employed by the Company, nor substitute the powers conferred thereon. Additionally, they may not vote on the Company’s financial statements. Additionally, they may not vote on the Company’s financial statements.

RICARDO ROA BARRAGÁN

Chief Executive Officer

Recommendations

•	If an individual is acting as a proxy representative, the corresponding proxy form must be submitted in its physical form at registration along with any additional documentation required. Certificates of incorporation and legal representation of the companies must have been issued not earlier than 30 days prior to the date of the General Shareholders’ Meeting.
•	To avoid overcrowding and guarantee the adequate participation of all shareholders, registration is expected to being at 7:00 a.m. on the day of the meeting.
•	To expedite the registration process and ensure appropriate participation at the meeting, for individuals who plan to represent multiple shareholders by proxy, please be advised that an individual may only be responsible for a maximum of 50 proxy forms.
•	If you experience symptoms of acute respiratory infection (cough, fever, sore throat, muscle pain), we recommend that you refrain from attending the meeting and instead follow it live via streaming. If you do attend please wear a face mask during the meeting.
•	Shareholders are invited to update their personal information through the Shareholder Service Office´s mail box and/or phone number and/or the Shareholder portal available on Ecopetrol’s website.
•	Each shareholder requiring additional assistance may be accompanied by one additional person.
•	No kit will be provided.
•	Publicity material or any other type of material that might hamper the normal course of the meeting will not be allowed in the facility and their distribution is strictly prohibited.